Exhibit 1.3

For More Information:

Investor Relations Craig Celek CDC Corporation 212-661-2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software Appoints Tom Manning
as an Independent Director of its Board

Appointment is Another Significant Step in CDC Software’s Evolution to becoming a Stand-Alone
Company

[Atlanta, August 25, 2006] CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications and services, announced today that it has further strengthened its board of directors with the addition of Tom Manning as an independent director. This appointment is another important step in the company’s drive to unlock shareholder value by preparing to become a stand-alone company through a potential carve out from its parent, CDC Corporation.

Mr. Manning, CEO of Indachin Limited, an information services innovator, has long been recognized as a leading figure in information technology in Asia. He served as a director of Bain & Company and was one of their most visible senior partners directing their information technology and technology strategy practice in Silicon Valley and Asia. He also previously served as global managing director at Cap Gemini Ernst & Young where he had responsibility for one of their three lines of business. He has also served as the chairman and CEO of both Cap Gemini Ernst & Young Asia Pacific and Ernst & Young Consulting Asia Pacific.

Currently, Mr. Manning is an independent director of China’s fifth largest bank, the Bank of Communications, which is listed on the Hong Kong Stock Exchange (SEHK: 3328) with a market cap of over US$14.5 billion. He is also an independent director of NASDAQ-listed company, AsiaInfo, Inc., a leading IT services firm in China.

CDC Software is a global provider of industry specific enterprise software and services with over 5,000 customers, 1,700 employees, 22 offices and 450 distributors around the world. The company’s three strategic lines of business include extended ERP and supply chain solutions for companies in the process manufacturing industries; vertically-specialized CRM solutions for industries such as financial services, manufacturing and construction; and outsourced business services that are complementary to the company’s vertical software solutions. CDC Software’s broad geographical reach and product excellence were recently recognized by its ranking as the 18th largest global enterprise software company by a leading industry publication.

“I am delighted to join the board of CDC Software, a global company with a proven track record of success due to its deep knowledge and expertise in specific industry verticals and strong commitment to its customers,” said Mr. Manning. “I look forward to working with the management and board of CDC Software to continue to explore new opportunities to expand their business, especially in China, one of the fastest growing markets in the world.”

“We are thrilled that Tom, an expert on Asia and information technology innovation, has agreed to join the board of CDC Software as an independent director,¡± said Mr. Peter Yip, executive chairman and CEO of CDC Software. “Tom’s unparalleled experience in the industry in Asia, as well as his deep understanding of China, will be invaluable to us as we move forward in this market. His appointment is yet another important milestone in our drive to unlock and create value for our shareholders.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.
About CDC Games

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China

About China.com Inc.
China.com Inc. ( HK GEM Stock Code: 8006; website: www.inc.china.com ), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect of board of director appointments at CDC Software, the growth of revenue both organically and through targeted acquisitions, and the enhancement of the company’s competitive position. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to identify and acquire revenue enhancing businesses, the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; the effects of restructurings and rationalization of operations; and the ability of CDC Software to become a stand-alone company. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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